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UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G/A
(Amendment No. 2)


Under the Securities Exchange Act of 1934

(RULE 13d-102)


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


Globix Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

37957F200
(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] 	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G/A


Issuer:  Globix Corporation		CUSIP No.: 37957F200

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	MacKay Shields LLC
    	Tax ID #13-4080466


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware (United States)


NUMBER OF SHARES	5  SOLE VOTING POWER - 14,253,821
BENEFICIALLY  		6  SHARED VOTING POWER - Not Applicable
OWNED BY EACH	 	7  SOLE DISPOSITIVE POWER - 14,253,821
REPORTING PERSON       	8  SHARED DISPOSITIVE POWER - Not Applicable
WITH:


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	Total: 14,253,821


10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 11:

	29.20%


12	TYPE OF REPORTING PERSON

	IA



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SCHEDULE 13G/A

Issuer:  Globix Corporation 		CUSIP No.: 37957F200


ITEM 1

(a)	Name of Issuer:

	Globix Corporation


(b)	Address of Issuer's Principal Executive Offices:

	139 Centre St
	New York, NY 10013


ITEM 2

(a)	Name of Person Filing:

	MacKay Shields LLC


(b)	Address of Principal Business Office:

	9 West 57th Street
	New York, NY  10019


(c)	Citizenship:

	United States


(d)	Title of Class of Securities:

	Common Stock, $0.01 par value


(e)	CUSIP Number:

	37957F200


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of
		the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in
		section 3(a)(19) of the Act
		(15 U.S.C. 78C);

(d)	[  ]	Investment company registered under
		Section	8 of the Investment Company
		Act if 1940 (15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance
		with Section 240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment
		fund in	accordance with Section
		240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control
		person in accordance with Section
		240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined
		in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company
		under Section 3 (c)(14) of the
		Investment Company Act of 1940
		(15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with
		section 240.13d-1 (b)(1)(ii)(J).



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SCHEDULE 13G/A

Issuer:  Globix Corporation		CUSIP No.: 37957F200

ITEM 4.	Ownership.

	MacKay Shields LLC, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 14,253,821 shares or 29.20% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. The amount deemed beneficially owned includes 12,818,884 shares of common stock. Some shares were owned prior to the merger; some shares were received as a result of the merger with Neon; and some shares were received for the Globix debt for equity exchange prior to the merger. In addition, MacKay Shields beneficially owns 1,434,938 shares of Globix preferred stock. The percent of class is caculated based on 49,893,449 shares of common stock which is calculated by adding 48,458,511 (the number of shares of common stock outstanding of the Company and 1,434,953 (the number of shares of common stock deemed held as a result of the beneficial ownership of the preferred stock).


ITEM 5. Ownership of Five Percent or Less of a Class.

	Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
	PERSON

	MacKay Shields LLC, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 14,253,821 shares or 29.20% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of MacKay Shields LLC have the right to receive and the ultimate power to direct thereceipt of dividends from, or the proceeds of the sale of, such securities. MainStay High Yield Corporate Bond Fund, a registered investment Company for which Mackay Shields acts as sub-investment adviser, may be deemed to beneficially own 11.83% of the outstanding common stock of the Company. New York Life Investment Management LLC, an indirect wholly owned subsidiary of New York Life and an affiliate of Mackay Shields LLC,is the manager of MainStay High Yield Corporate
Bond Fund. The percent of each class owned by this person is calculated based on the amount of common stock of the company outstanding, which number is calculated by adding the number of shares of the common stock outstanding and the number of shares of common stock deemed held as a result of the beneficial ownership of the Preferred Stock by that person, without giving effect to the amount of common stock deemed held as a result of the beneficial ownership of the Preferred Stock by other persons.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
	WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
	PARENT HOLDING COMPANY OR CONTROL PERSON.

	Not Applicable


ITEM 8. Identification and Classification of Members of the Group.

	Not Applicable


ITEM 9. Notice of Dissolution of Group

	Not Applicable


ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connectionwith or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 14, 2006

Signature:	___________________

Name/Title:	Rene A Bustamante
		Chief Compliance Officer


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